Exhibit 11

CT COMMUNICATIONS, INC.
AND SUBSIDIARIES

Computation of Earnings Per Share
(in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	(Restated)	(Restated)	(Restated)	(Restated)
Computation of share totals used in computing earnings per share:

Basic weighted average number of shares outstanding	18,876	18,740	18,855	18,728

Incremental shares arising from outstanding stock options	175	42	144	20

Total weighted average number of diluted shares outstanding	19,051	18,782	18,999	18,748

Income from continuing operations	$4,165	$10,996	$8,404	$13,828

Loss from discontinued operations	—	(424)	—	(424)

Net income	$4,165	$10,572	$8,404	$13,404

Net income for common stock	$4,160	$10,567	$8,394	$13,394

Basic earnings (loss) per share:
Continuing operations	$0.22	$0.59	$0.45	$0.74
Discontinued operations	—	(0.02)	—	(0.02)
Net income for common stock	0.22	0.56	0.45	0.72

Diluted earnings (loss) per share:
Continuing operations	$0.22	$0.59	$0.44	$0.74
Discontinued operations	—	(0.02)	—	(0.02)
Net income for common stock	0.22	0.56	0.44	0.71